UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated February 5, 2019 titled “GeoPark Announces 2018 Certified Oil and Gas Reserves”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES 2018 CERTIFIED OIL AND GAS RESERVES

PDP RESERVES UP 55% TO 44 MMBOE

1P RESERVES UP 17% TO 114 MMBOE VALUED AT $1.8 BILLION

2P RESERVES UP 15% TO 184 MMBOE VALUED AT $2.7 BILLION

3P RESERVES UP 44% TO 347 MMBOE VALUED AT $5.1 BILLION

2P RESERVE REPLACEMENT OF 285%

2P VALUE PER SHARE (NET DEBT-ADJUSTED) UP 37% TO $40.1 PER SHARE

Bogota, Colombia – February 5, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton Corp. (D&M), under PRMS methodology, as of December 31, 2018.

All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 12.

Year-End 2018 D&M Certified Oil and Gas Reserves and Highlights:

•	Higher Per Share Value:

After consolidated capital expenditures of $2.9 per share in 2018:

o	Net debt-adjusted 2P NPV10 increase of $10.9 per share (3.8 times higher) to $40.1 per share, from $29.2 per share in 2017

o	Significant increase in Colombia’s net debt adjusted 2P NPV10 by 64% to $25.9 per share, from $15.8 per share in 2017, with capital expenditures of $1.6 per share

o	Accretive acquisition of LGI’s equity interest in GeoPark’s Colombian and Chilean subsidiaries for $2 per share, with a 2018 estimated 2P NPV10 of $4 per share

•	PDP Reserves:

o	Net proven developed producing (“PDP”) reserves increased 55% (by 15.7 mmboe) to 44.2 mmboe

o	PDP reserve life index (“RLI”) of 3.3 years

o	PDP reserve replacement ratio ("RRR") of 218%

•	1P Reserves:

o	Net proven (“1P”) reserves increased 17% (by 16.9 mmboe) to 113.9 mmboe

o	1P RLI of 8.6 years

o	1P RRR of 229%

o	1P NPV10 increased by $268 million (up 17%) to $1.8 billion

•	2P Reserves:

o	Net proven and probable (“2P”) reserves increased 15% (by 24.5 mmboe) to 183.7 mmboe

o	2P RLI of 13.9 years

o	2P RRR of 285%

o	2P NPV10 increased by $454 million (up 20%) to $2.7 billion

•	Colombia 2P and 3P Reserves:

o	Net 2P reserves in Colombia increased 26% (by 23.0 mmboe) to 111.2 mmboe

o	2P RLI of 10.7 years

o	2P RRR of 321%

o	2P NPV10 in Colombia increased by $491 million (up 35%) to $1.9 billion

o	Net 3P reserves in Colombia increased 43% (by 43.9 mmboe) to 145.6 mmboe

•	Peru 3P Reserves:

o	Gross 3P reserves in Peru increased 139% (by 115.3 mmbbl) to 198.3 mmbbl demonstrating the significant potential of the Situche Central field in the Morona block - with net 3P reserves of 131.2 mmbbl

o	3P NPV10 in Peru increased by $1.1 billion (up 145%) to $1.9 billion

•	F&D Cost:

o	Finding and Development Cost (F&D Cost) for 2018 was $3.6 per boe on a 2P basis

o	F&D Cost for Colombia of $2.9 per boe on a 2P basis

o	Including the acquisition in Argentina, consolidated Finding, Development and Acquisition Cost (FD&A Cost) for 2018 was $3.6 per boe on a 2P basis

James F. Park, Chief Executive Officer of GeoPark, said: “Again, our team did its job. Find, prove-up, develop and produce oil and gas - safely, cleanly and economically. The reserve certification is an important independent scorecard of an upstream company’s performance - and all elements of our report show major improvements across the board through 2018. Impressive growing oil and gas reserve volumes - strong reserve replacement metrics - large asset value increases - cheap Finding and Development Cost - and big bottom-line ‘per share’ value growth. Our Colombian Llanos 34 prize keeps getting more massive with even more opportunity for expansion. Furthermore, every category of reserve was certified with significant increases - demonstrating GeoPark’s short, medium and long-term depth, stability and potential. The report also highlights GeoPark’s unique oil and gas and regional asset platform - which is made real by our relentless 16-year performance growth track record - showing our team has, can and will continue to deliver results, meet challenges, and adapt and grow to capture our abundant opportunity set. Congratulations and many thanks to the women and men of GeoPark - the most dynamic oil and gas team in Latin America today.”

2P NPV 10 Growth ($ billion)

CAGR (2009-2018): 26%

Net Present Value per Share by Country

The table below presents GeoPark’s net present value after tax and non-controlling interest, discounted at a 10% rate per share, by country, of 2P reserves as of December 31, 2018 and 2017.

2018 Net Present Value per Share	Colombia	Peru	Chile	Argentina	Brazil	Total
2P Reserves (mmboe)	111.2	30.3	24.7	14.2	3.2	183.7
2P NPV10 2018 ($ mm)	1,884	410	306	93	52	2,745
Shares Outstanding (mm)	60.5	60.5	60.5	60.5	60.5	60.5
($/share)	31.2	6.8	5.1	1.5	0.9	45.4

The table below illustrates the details of the net debt adjusted 2P NPV10 per share which increased by 37% to $40.1 from $29.2 in 2017.

Net Debt Adjusted 2P NPV10 per Share	Total 2018	Total 2017	% Change
2P NPV10 ($ mm)	2,745	2,291
Non-controlling Interest[a] ($ mm)	-	-228
Subtotal ($ mm)	2,745	2,063
Shares Outstanding (mm)	60.5	60.6
Subtotal ($/share)	45.4	34.0	34%
Net Debtb/Share ($/share)	-5.3	-4.8
Net Debt Adjusted 2P NPV10 /Share ($/share)	40.1	29.2	37%

a)	Non-controlling interest refers to LGI participation in Chilean and Colombian subsidiaries. In November 2018, GeoPark acquired all outstanding LGI participation for $111 million plus three contingent payments of $5 million each that could be payable over the next three years, subject to certain production thresholds being exceeded.

b)	Net debt adjusted 2P NPV10 per share is shown on a consolidated basis. As of December 31, 2018, net debt is calculated considering unaudited financial debt of $446.7 million, less unaudited $127.7 million of cash and cash equivalents.

Consolidated Reserve Life Index and Replacement Ratio

Reserves Category	December 2018	December 2017
Consolidated (years)
RLI PDP	3.3	2.8
RLI 1P	8.6	9.5
RLI 2P	13.9	15.6
RLI 3P	26.2	23.7
RRR PDP	218%	189%
RRR 1P	229%	284%
RRR 2P	285%	261%
RRR 3P	899%	166%

2018 Year-End Reserves Summary

GeoPark engaged D&M to carry out an independent appraisal of reserves as of December 31, 2018, covering 100% of the current assets in Colombia, Chile, Brazil, Peru and Argentina. Following oil and gas production of 13.2 mmboe in 2018, D&M certified 2P net reserves of 183.7 mmboe (85% oil and 15% gas) as of December 31, 2018. By country, the reserves were: 61% in Colombia, 17% in Peru, 13% in Chile, 7% in Argentina and 2% in Brazil.

Reserves Summary by Country and Category

Country	Reserves Category	December 2018 (mmboe)	% Oil	December 2017 (mmboe)	% Change
Colombia[a]	PDP	34.7	99%	21.6	61%
	1P	79.5	100%	66.1	20%
	2P	111.2	100%	88.2	26%
	3P	145.6	100%	101.7	43%
Peru	PDP	-	100%	-	N/A
	1P	18.5	100%	18.7	-1%
	2P	30.3	100%	31.5	-4%
	3P	131.2	100%	62.2	111%
Chile	PDP	2.8	25%	2.6	9%
	1P	7.2	48%	7.9	-9%
	2P	24.7	39%	34.0	-27%
	3P	37.9	40%	66.6	-43%
Argentina	PDP	3.5	62%	0.0	N/A
	1P	5.7	63%	0.0	N/A
	2P	14.2	44%	1.1	1191%
	3P	28.9	47%	6.4	352%
Brazil	PDP	3.1	2%	4.3	-28%
	1P	3.1	2%	4.3	-28%
	2P	3.2	2%	4.4	-27%
	3P	3.4	2%	4.6	-26%
Total (D&M Certified)	PDP	44.2	85%	28.5	55%
	1P	113.9	92%	97.0	17%
	2P	183.7	85%	159.2	15%
	3P	347.0	88%	241.6	44%

a)	GeoPark signed an agreement to divest the La Cuerva and Yamu blocks. The table above includes 1.1 mmboe, 2.3 mmboe, 5.3 mmboe and 7.9 mmboe of PDP, 1P, 2P and 3P reserves as of December 31, 2018, respectively in the La Cuerva and Yamu blocks.

Analysis by Business Segment

Colombia

After record production of 10.8 mmbbl in 2018 (an increase of 30% over 2017), GeoPark’s 2P D&M certified reserves increased by 26% to 111.2 mmbbl compared to 2017. Net additions of 33.4 mmbbl of 2P reserves resulted from strong reservoir performance and continued successful exploration, development and appraisal drilling in the Llanos 34 block (GeoPark operated, 45% WI).

For each barrel of oil extracted in Colombia, GeoPark added 2.3 barrels of 1P reserves, the equivalent of a 1P RRR of 229%. Similarly, for each barrel of oil extracted, GeoPark added 3.2 barrels of 2P reserves, resulting in a 2P RRR of 321%.

The 1P RLI was 7.6 years, while the 2P RLI was 10.7 years.

As of December 31, 2018, the Llanos 34 block included approximately 80-90 future development drilling locations (2P, gross, including the Mirador and Guadalupe formations). The Llanos 34 block represented 95% of GeoPark Colombia 2P D&M certified reserves as of December 31, 2018.

In November 2018, GeoPark signed an agreement with Perenco Oil and Gas to divest the La Cuerva and Yamu blocks for $18 million plus a contingent payment of $2 million based on future oil prices. GeoPark will continue operating the La Cuerva and Yamu blocks until the closing of this transaction, expected in the first months of 2019. Reserves corresponding to the La Cuerva and Yamu blocks include 2.3 mmboe of 1P (1.1 mmboe PD and 1.2 mmboe PUD), 5.3 mmboe of 2P and 7.9 mmboe of 3P reserves as of December 31, 2018.

Peru

GeoPark completed the preparation of the Environmental Impact Assessment (EIA) to initiate operations in the Situche Central oil field in the Morona block (GeoPark operated, 75% WI). The EIA was submitted to the Servicio Nacional de Certificacion Ambiental (SENACE) on July 2, 2018. The Company is currently waiting for additional comments from SENACE, which is the final step of the EIA approval process.

During 2018, D&M updated its review of the Situche Central field, including a reinterpretation of the 3D seismic, structural geology, trapping and oil migration model. Following this evaluation, D&M has certified 3P gross reserves of 198.3 mmbbl in the Situche Central field (131.2 mmbbl net to GeoPark), which represents a 111% increase with respect to the 2017 reserve certification, and provides more information with respect to the field size and significant upside potential.

The Situche Central oil field in the Morona block represented 100% of GeoPark’s Peruvian D&M certified reserves.

Chile

GeoPark’s 2P D&M certified reserves in Chile decreased by 27% to 24.7 mmboe compared to 2017. Oil and gas production, adjusted development plans and other technical revisions caused the declines, which were partially offset by drilling successes.

The 1P RLI was 7.2 years (no change from 2017). The 2P RLI decreased to 24.7 years, compared to 30.7 years in 2017.

The Fell block represented 99% of GeoPark Chile 2P D&M certified reserves and consisted of 40% oil and 60% gas, similar to 2017.

Argentina

After production of 0.7 mmboe in 2018, GeoPark’s 2P D&M certified reserves in Argentina increased significantly to 14.2 mmboe compared to 1.1 mmboe in 2017. The net increase in 2018 includes the acquisition of 100% WI and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks.

The 1P RLI and 2P RLI increased to 6.1 years and 15.2 years, respectively.

The Aguada Baguales, El Porvenir and Puesto Touquet blocks represented 91% of GeoPark Argentina 2P D&M certified reserves and consisted of 42% oil and 58% gas.

Brazil

GeoPark’s 2P D&M certified reserves in Brazil decreased by 27% to 3.2 mmboe compared to 2017, resulting from production of 1.1 mmboe during 2018.

The 2P RLI decreased to 2.9 years compared to 4.0 years in 2017.

The Manati field (GeoPark non-operated, 10% WI) represented 100% of GeoPark’s Brazilian D&M certified reserves and is 98% gas.

D&M Net Certified Reserves Change by Country

The following table shows the net change in 2P net reserves by country from December 31, 2017 to December 31, 2018:

(mmboe)	Colombia	Peru	Chile	Argentina	Brazil	Total
2P Net Reserves as of Dec. 31, 2017	88.2	31.5	34.0	1.1	4.4	159.2
2018 Production	-10.4	0.0	-1.0	-0.7	-1.1	-13.2
Net Change	33.4	-1.2	-8.3	-	-0.1	23.9
Acquisitions	-	-	-	13.8	-	13.8
2P Net Reserves as of Dec. 31, 2018	111.2	30.3	24.7	14.2	3.2	183.7

Net Present Value Summary

The table below details D&M certified NPV10 by country and by category of reserves as of December 31, 2018 as compared to 2017:

Country	Reserves Category	NPV10 2018	NPV10 2017
		($ mm)	($ mm)	% Change
Colombia	1P	1,366	1,123
	2P	1,884	1,393
	3P	2,394	1,588
Peru	1P	264	230
	2P	410	395
	3P	1,896	773
Chile	1P	94	120
	2P	306	417
	3P	495	707
Argentina	1P	44	1
	2P	93	7
	3P	262	90
Brazil	1P	49	76
	2P	52	78
	3P	56	82
Total	1P	1,817	1,549	17%
(D&M Certified)	2P	2,745	2,291	20%
	3P	5,103	3,240	58%

Oil Price Forecast

The price assumptions used to estimate feasibility of PRMS reserves and NPV10 in 2018 and 2017 D&M reports are detailed in the table below:

Brent Oil Price ($/bbl)	2019	2020	2021	2022	2023	2024-2026
2018 Reserves Report	63.9	68.2	71.0	73.4	75.4	77.4-81.6
2017 Reserves Report	62.0	65.0	68.1	71.6	74.3	78.1-84.6

After 2026, Brent oil prices in the 2018 D&M report grow 2% per year.

Total D&M Certified Future Net Revenue (Actual and Discounted)

The table below presents D&M’s best estimate of GeoPark’s future net revenue (both actual and discounted at a 10% rate) and the unit value per boe, by country, and by category of certified reserves as of December 31, 2018:

($ mm)	Oil and Gas Revenues	Royalties	Operating Costs	Future Development Capital and Abandonment Costs	Income Tax	Future Net Revenue after tax	Future Net Revenue after tax discounted at 10%	Unit Value after tax discounted at 10%
								($/boe)
Colombia[1]
1P	4,320	611	543	208	872	2,086	1,366	$17
2P	6,120	877	715	288	1,259	2,981	1,884	$17
3P	8,142	1,280	904	349	1,675	4,935	2,394	$16
Peru
1P	1,428	81	365	294	212	476	264	$14
2P	2,467	141	624	415	392	895	410	$14
3P	11,384	1,248	1,591	1,345	2,157	5,043	1,896	$15
Chile
1P	341	15	154	39	4	129	94	$13
2P	1,107	46	369	159	66	467	306	$12
3P	1,733	73	500	222	127	811	495	$13
Argentina
1P	298	56	123	54	7	58	43	$8
2P	662	125	184	176	36	141	93	$7
3P	1,432	269	292	262	147	462	262	$9
Brazil
1P	113	9	39	4	5	56	49	$16
2P	118	9	39	4	5	61	52	$16
3P	125	10	39	4	6	66	56	$16
Total
1P	6,500	772	1,224	599	1,100	2,805	1,817	$16
2P	10,474	1,198	1,931	1,042	1,758	4,545	2,745	$15
3P	22,817	2,880	3,326	2,182	4,112	10,317	5,103	$15

1 Oil and gas revenues in Colombia are shown net of earn-out expenses, per IFRS rules, of $180 mm (1P), $250 mm (2P) and $325 mm (3P). D&M reported these expenses as operating costs.

Finding and Development Cost by Reserves Category

The table below sets forth the calculation of F&D and FD&A Cost as of December 31, 2018:

	December 31, 2018
	1P	2P	Colombia 1P	Colombia 2P
Capital Expenditure/Acquisitions (unaudited) ($ mm)	124.7	124.7	97.0	97.0
Reserve Additions (mmboe)	24.5	34.5	23.8	33.4
Argentina Acquisition F&D Cost ($ mm)	48.8	48.8	-	-
Argentina Reserves (mmboe)	5.2	13.8	-	-
F&D Cost ($/boe)	5.1	3.6	4.1	2.9
FD&A Cost ($/boe)	5.8	3.6

OTHER NEWS / RECENT EVENTS

Reporting Date for 4Q2018 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2018 and Annual 2018 financial results on Wednesday, March 6, 2019 after the market close.

In conjunction with 4Q2018 results press release, GeoPark’s management will host a conference call on March 7, 2019 at 9:00 am (Eastern Standard Time) to discuss these 4Q2018 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 4069004

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +262 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf gas per bbl of oil equilavent)
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (“D&M”)
F&D Cost	Finding and Development Cost, calculated as the unaudited cash flow from investing activities divided by the applicable net reserves additions before changes in Future Development Capital
FD&A Costs	Finding, Development and Acquisition Cost, calculated as the unaudited cash flow from investing activities plus acquisition costs divided by the applicable net reserves additions before changes in Future Development Capital
mboed	Thousands of Barrels of oil equivalent per day
mmboed	Millions of Barrels of oil equivalent per day
mmbbl	Millions of Barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
NPV10	Net Present Value after tax discounted at 10% rate
PDNP	Proven Developed Non-Producing Reserves
PDP	Proven Developed Producing Reserves
PUD	Proven Undeveloped Reserves
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein includes fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary, from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including 2019 work program, NPV10 and NPV10/share estimations, estimated future revenues and oil price forecast. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 5, 2019